Exhibit 99.16

Notice to ASX

Rio Tinto’s Iron Ore Investor Site Visit

18 June 2018

Rio Tinto is hosting a site visit to its Pilbara iron ore operations from 18-21 June 2018.

The presentation slides are attached and will also be made available at www.riotinto.com/presentations.

The Day 1 presentations will be webcast live starting at 3.00 pm (AEST) and can be accessed at www.riotinto.com/webcast.

A replay of the webcast will be available on the Rio Tinto website following the event at www.riotinto.com/webcast.

Steve Allen Company Secretary Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Tim Paine Company Secretary Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404